GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

The following management's discussion and analysis ("MD&A"), which is dated as of May 30, 2023, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the three months ended March 31, 2023 ("Q1 2023"), as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company for Q1 2023 (the "Interim Financial Statements") and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022  (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Interim Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

Results of Operations

For Q1 2023, the Company reported a net loss and comprehensive loss of $51,505 ($0.00 per share), as compared to net loss and comprehensive loss of $59,681 ($0.00 per share) for the three months period ending March 31, 2022 ("Q1 2022"). During Q1 2023, variances in expenses occurred in the expense categories described below as compared to Q1 2022.

Professional fees

Professional fees, which include legal and audit fees, increased to $6,531 for three months ending March 31, 2023, compared to $nil during the first quarter of 2022. The increase in professional fees in the first quarter of 2023 was mainly related to increased activities of the Company.

Employee benefits

The Company's employee benefits expense was $38,064 for Q1 2023 as compared to $39,252 during Q1 2022. The Company's personnel are paid out of the Canadian corporate office.

Rent

The Company's rent expenses declined significantly to $1,864 during the first quarter of 2023 compared to $13,030 in the three months ended March 31, 2022. This decrease is due to the fact that the Company has moved to a new property with lower lease obligations.

Shareholder's information

The Company incurred expenses related to shareholder's information of $1,130 during Q1 2023 which is consistent when compared to $1,097 during Q1 2022.

General and administrative expenses

The Company incurred filing fees of $350 in Q1 2023, as compared to $4,621 in Q1 2022. This decrease in filing fees is attributed to a decrease in filing costs in Q1 2023. In addition, the Company incurred other general and administrative expenses of $28 during Q1 2023 compared to $30 during Q1 2022.

Foreign exchange loss / gain

The Company recorded a foreign exchange loss of $3,315 during Q1 2023 compared to a foreign exchange loss of $1,429 during Q1 2022, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the second quarter of fiscal 2021 to the first quarter of fiscal 2023. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2023	2022	2022	2022
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(51,505)	$(79,537)	$(53,845)	$(64,850)
Net loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.00)

	2022	2021	2021	2021
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(59,681)	$(80,083)	$(44,679)	$(121,716)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The Company reported a net loss of $51,505 during the first quarter of 2023 compared to a net loss of $79,537 in the fourth quarter of 2022. The decrease in net loss was mainly attributed to a decrease in professional fees of $5,303, a decrease of rent expense of $11,865 and a decrease of $11,241 in general and administrative expenses during the first quarter of 2023 as compared to the fourth quarter of 2022.

The Company reported a net loss of $79,537 during the fourth quarter of 2022 compared to a net loss of $53,845 in the third quarter of 2022. The increase in net loss was mainly due to increase in professional fees of $12,514 attributed to accounting related fees, in the fourth quarter of 2022 as compared to the third quarter of 2022. In addition, Gentor incurred other general and administrative expenses in relation to government fees and penalties of $16,097 during the fourth quarter of 2022, as compared to the third quarter of 2022.

The Company reported a net loss of $53,845 during the third quarter of 2022 compared to a net loss of $64,850 in the second quarter of 2022. The decrease in net loss was mainly due to a decrease in professional fees, which includes legal and accounting related fees, of $9,788 in the third quarter of 2022 as compared to the second quarter of 2022.

The Company reported a net loss of $64,850 during the second quarter of 2022 compared to a net loss of $59,681 in the first quarter of 2022. The increase in net loss was mainly due to an increase in shareholders information, of $9,949 in the second quarter of 2022 as compared to the first quarter of 2022 and filing fees of $6,741 as well as legal expenses of $11,164 in the second quarter of 2022 as compared to $nil in the first quarter of 2022. This loss was slightly offset by a foreign exchange gain of $4,844 during the second quarter of 2022.

The Company reported a net loss of $59,681 during the first quarter of 2022 compared to a net loss of $80,083 in the fourth quarter of 2021. The decrease in net loss was mainly due to a decrease in professional fees, which includes legal and accounting related fees, of $24,205 in the first quarter of 2022 as compared to the fourth quarter of 2021.

The Company reported a net loss of $80,083 during the fourth quarter of 2021 compared to a net loss of $44,679 in the third quarter of 2021. The increase in net loss for the fourth quarter of 2021 was mainly due to an increase in professional fees of $21,199 and a foreign exchange loss of $14,482 during the fourth quarter of 2021 as compared to the third quarter of 2021.

The Company reported a net loss of $44,679 during the third quarter of 2021 compared to a net loss of $121,716 in the second quarter of 2021. The decrease in net loss was mainly due to a reduction in professional fees of $26,567, a decrease in office expenses of $15,415, a decrease of $11,159 in shareholder information expenses, as well as a foreign exchange gain of $12,177 during the third quarter of 2021 as compared to the second quarter of 2021.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company's cash balance at March 31, 2023 was $322 as compared to $9,803 at December 31, 2022. The decrease was due to $9,481 of cash utilized in operating activities during the first quarter ended March 31, 2023.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of May 30, 2023, the Company had outstanding 38,906,742 common shares and 1,040,000 stock options.

Related Party Transactions

As of March 31, 2023, an amount of $479,053 (December 31, 2022 - $457,127) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of March 31, 2023, an amount of $473,205 was owed to Loncor Gold Inc. (December 31, 2022 - $431,357), a company with common directors, in relation to the payment of common general and administrative expenses. The amount included $4,509 of common expenses incurred for the three months ended March 31, 2023 (for the year ended December 31 2022 - $63,693).

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2023.  For the three months ended March 31, 2023, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's Interim Financial Statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Interim Financial Statements include the following:

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recognized impairment losses were recorded for the three months ended March 31, 2023 and for the year ended December 31, 2022.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at March 31, 2023.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2023 the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 6(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at March 31, 2023, the Company estimates that all the outstanding options previously granted will vest.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

At March 31, 2023 and December 31, 2022, the carrying values of the Company's cash, amounts due to related parties, advances receivable, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of income (loss) and comprehensive income (loss). The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2023. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at March 31, 2023.

Canadian Dollars
Cash	$(12)
Accounts payable	(89,390)
Loan	(40,000)
Total foreign currency working capital	(129,402)
US$ exchange rate	0.7389
Total foreign currency net working capital in US$	(95,615)
Impact of a 10% strengthening of the US$ on net income (loss)	(9,562)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Effective at the end of 2017, the Company relinquished its Karaburun project in Turkey (which was the Company's only project).  The Company is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.  While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms.  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).